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                                                                    EXHIBIT 12.2


                    XM SATELLITE RADIO INC. AND SUBSIDIARIES
               COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
                                ($ IN THOUSANDS)


                                                            RATIO OF EARNINGS (LOSS) TO FIXED CHARGES
                                    -----------------------------------------------------------------------------------------------
                                             YEAR ENDED DECEMBER 31,                  PRO FORMA     THREE MONTHS ENDED   PRO FORMA
                                    ---------------------------------------           DECEMBER 31,       MARCH 31,        MARCH 31,
                                     1998       1999      2000      2001       2002     2002 (2)      2002       2003     2003 (2)
                                     ----       ----      ----      ----       ----   ------------    ----       ----    ----------
FIXED CHARGES:
   Capitalized interest.........    11,824     15,162    39,052     36,153         --         --         --         --           --
   Interest expensed............        --         43        --     15,157     52,037     73,894     12,983     21,340       26,804
   Portion of rent expense
     representative of
     interest (1)...............        76        216     2,027      8,079      8,076      8,076      1,655      2,798        2,798
                                  --------   --------  --------  ---------  ---------  ---------  ---------  ---------    ---------

     Total fixed charges........  $ 11,900   $ 15,421  $ 41,079  $  59,389  $  60,113  $  81,970  $  14,638  $  24,138    $  29,602
                                  ========   ========  ========  =========  =========  =========  =========  =========    =========


EARNINGS:
   Loss before income taxes.....  $(16,167)  $(30,180) $(51,927) $(283,975) $(491,585) $(513,442) $(111,633) $(130,996)   $(136,460)
   Fixed charges, less
     capitalized interest.......        76        259     2,027     23,236     60,113     81,970     14,638     24,138       29,602
   Depreciation and write-off
     of capitalized interest
     preferred dividends........        --         --        --      6,888      9,136      9,136      2,909      2,765        2,765
                                  --------   --------  --------  ---------  ---------  ---------  ---------  ---------    ---------

   Earnings (loss) adjusted for
     fixed charges..............   (16,091)   (29,921)  (49,900)  (253,851)  (422,336)  (422,336)   (94,086)  (104,093)    (104,093)
Ratio of earnings (loss) to
   combined fixed charges and
   preferred dividends..........        --         --        --         --         --         --         --         --           --
Deficiency in earnings to cover
   fixed charges................    27,991     45,342    90,979    313,240    482,449    504,306    108,724    128,231      133,695


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(1)  One-third of rent expense is deemed to be representative of interest.
(2) Pro forma deficiency of earnings to cover fixed charges is calculated based on the annual interest rate on the 12% senior secured notes due 2010 plus the amortization of deferred financing fees as of the beginning of the period.